July 23, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Ada Sarmento

Joe McCann

Division of Corporation Finance

Office of Life Sciences

Re:	Context Therapeutics Inc.

Registration Statement on Form S-1 (Registration No. 333-256572)

Request for Acceleration of Effective Date

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Context Therapeutics Inc. (the “Company”) requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-256572) (the “Registration Statement”) to become effective on July 27, 2021 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours,

CONTEXT THERAPEUTICS INC.

By:	/s/ Martin Lehr
Name:	Martin Lehr
Title:	Chief Executive Officer

cc:	Alex Levit, Esq., Context Therapeutics Inc.

Ben Stacke, Esq., Faegre Drinker Biddle & Reath LLP